[DLA PIPER RUDNICK GRAY CARY LOGO]	DLA Piper Rudnick Gray Cary US LLP 2000 University Avenue East Palo Alto, California 94303-2248
	T	650.833.2271
	F	650.833.2001
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March 3, 2005

Via Facsimile 202-942-9533 and Mail

Division of Corporate Finance
U.S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jeffrey P. Riedler and Mr. Albert C. Lee

Re:
Protein Design Labs, Inc.
Registration Statement on Form S-3
Filed February 11, 2005
File Number 333-122760

Ladies and Gentlemen:

We are writing on behalf of our client, Protein Design Labs, Inc. (the "Company"), in response to the letter of comments from the Staff of the Securities and Exchange Commission dated February 22, 2005, with respect to the Company's Registration Statement on Form S-3, File No. 333-122760 (the "Registration Statement"). The numbered paragraphs below restate the numbered paragraphs in the Staff's letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comment.

1.    Please confirm whether the shares being registered have already been issued or will be issued upon the closing of your acquisition of ESP Pharma Holding Company, Inc., for the selling shareholders identified in the registration statement.

The Company supplementally advises the Staff that the shares being registered for the selling shareholders identified in the registration statement will be issued upon the closing of its acquisition of ESP Pharma Holding Company, Inc. (the "Merger"). The Company has completed a Section 4(2) exempt sale of its common stock to the selling shareholders identified in the Registration Statement and the selling shareholders have made an irrevocable investment decision. Upon their execution of the merger agreement on January 24, 2005, as amended, by and among the Company, ESP Pharma Holding Company, Inc. and the investors named therein, the selling shareholders became irrevocably bound to purchase a set number of shares fixed by formula pursuant to the terms of the merger agreement between the Company and ESP Pharma Holding Company, Inc. Accordingly, the selling shareholders are at market risk and have made an irrevocable decision to purchase the securities. Furthermore, none of the conditions to closing are within the selling shareholders' control nor can the selling shareholders cause any of the conditions to closing not to be satisfied. The conditions to closing the Merger include HSR clearance (as to which submission has been made), the readiness to be declared effective of the Registration Statement, and other standard conditions to close, none of which require further consent or action of the selling shareholders. Further, the selling shareholders have agreed to take such actions as are necessary to close the Merger. The Merger will close simultaneous with the effectiveness of the Registration Statement.

2.    If shares being registered for resale will be issued upon closing of the acquisition, supplementally, please explain why this registration statement is not premature.

As set forth in detail in response to Comment No.1 above, the Company has completed a section 4(2) exempt sale of securities. In connection with such sale, the Company agreed to file a registration statement to register the resale of the common stock to be issued upon the closing of the Merger. Since the selling shareholders have made an irrevocable investment decision and the sale of the securities has been completed, and the securities will be issued simultaneously with the closing of the Merger, the Company believes that the securities should be deemed outstanding and therefore the offering meets the conditions for a transaction involving a secondary offering under Form S-3. Accordingly, the Company respectfully submits that the Registration Statement is not premature.

3.    Please be advised that you will need to file your Form 10-K for the year ended December 31, 2004, and amend your registration statement to incorporate it by reference, before we will consider you request for acceleration of the effective date of the registration statement.

The Company supplementally advises the Staff that it will file its Form 10-K for the year ended December 31, 2004 and amend the Registration Statement to incorporate it by reference prior to requesting acceleration of the effective date of the Registration Statement.

At the time the Company requests acceleration of the effective date of the Registration Statement, the Company will furnish the Commission with a letter acknowledging that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further comments or requests for information may be addressed to the undersigned at (650) 833-2271.

Very truly yours,
DLA Piper Rudnick Gray Cary US LLP
/s/ ELIZABETH M. O'CALLAHAN Elizabeth M. O'Callahan